SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K

                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934


For: October 23, 2008

                      BONSO ELECTRONICS INTERNATIONAL INC.
                      ------------------------------------
                 (Translation of Registrant's name into English)



                        Unit 1915-1916, 19/F, Delta House
                           3 On Yiu Street, Shek Mun,
                                Shatin, Hong Kong
                    (Address of principal executive offices)


[Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

                   Form 20-F [X]                Form 40-F [ ]



[Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                   Yes [ ]                      No [X]

          Bonso Receives Notification from NASDAQ and Requests Hearing

TORTOLA, British Virgin Island, Oct. 23, 2008 (GLOBE NEWSWIRE) -- Bonso Electronics International, Inc. (NasdaqGM:BNSO - News), announced today that on October 21, 2008, the Company received a NASDAQ Staff Determination Letter ("Letter") indicating that the Company had failed to comply with NASDAQ's requirements for continued listing as set forth in Marketplace Rule 4320(e)(12), because the Company had not filed its Annual Report on Form 20-F for the fiscal year ended March 31, 2008, with the United States Securities & Exchange Commission ("SEC"). The Letter stated that trading of Bonso's common stock would be suspended from trading at the opening of business on October 30, 2008, and that NASDAQ would delist Bonso's common stock, unless Bonso requested an appeal of this determination.

Bonso has requested a hearing before a NASDAQ Listing Qualifications Panel to review the Staff Determination. There can be no assurance that the Panel will grant the Company's request for continued listing.

The Company expects that it will be in compliance with Marketplace Rule 4320(e)(12) when it files its Form 20-F with the SEC, which the Company anticipates filing prior to the hearing date.

This press release contains forward-looking statements within the meaning of
Section 21E of the Securities Exchange Act of 1934, as amended, relating to the filing of the Company's periodic reports with the SEC and the listing of the Company's securities with NASDAQ. These forward-looking statements are based on current expectations and assumptions that are subject to risks and uncertainties that could cause actual results to differ materially. These risks and uncertainties include, among others, factors relating to (i) the possibility that NASDAQ may reject the Company's request and, as a result, delist the Company's common stock, (ii) in the event that the Company is successful in obtaining its request from NASDAQ, the Company may still not be able to file the requisite periodic reports on a timely basis in the future or otherwise comply with the NASDAQ listing requirements, which may also result in the delisting of the Company common stock and (iii) certain other risks detailed in the other reports and filings with the SEC by the Company, which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements.

In addition, any forward-looking statements represent the Company's views only as of today and should not be relied upon as representing views as of any subsequent date. While the Company may elect to update forward-looking statements from time to time, it specifically disclaims any obligation to do so.

Contact:

         Bonso Electronics International, Inc.
         Albert So, Financial Controller
         852 2605 5822
         Fax: 852 2691 1724

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           BONSO ELECTRONICS INTERNATIONAL, INC.
                                           (Registrant)

Date:  October 23, 2008                    By: /s/ Albert So
                                               -------------
                                               Albert So, Financial Controller